                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D

                         UNDER THE EXCHANGE ACT OF 1934

                           (Amendment No.         )
                                         ---------


                            MCB FINANCIAL CORPORATION
          -----------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
             ---------------------------------------------------
                         (Title and Class of Securities)

                                    55265N103
                              -------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            Perry & Associates, P.C.
                           1826 Jefferson Place, N.W.
                             Washington, D. C. 20036
                                 (202) 775-8109
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                September 4, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Page 1 of 14 Pages                                      Exhibit Index at page 13

------------------------------------------ ----------------------------------------------------------
CUSIP NUMBER 55265N103                          PAGE    2     OF    14    PAGES
                                                     --------    --------
------------------------------------------ ----------------------------------------------------------
       1.          NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
                   PERSON

                   Financial Institution Partners, L.P. /  52-1899611
------------------ ----------------------------------------------------------------------------------

       2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)
                                                                                           -------
                                                                                        (b)
                                                                                           -------
------------------ ----------------------------------------------------------------------------------

       3.          SOURCE OF FUNDS

                   WC   OO
------------------ ----------------------------------------------------------------------------------

       4.          IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
                   2(d) AND 2(e)

                   NO
------------------ ----------------------------------------------------------------------------------

       5.          CITIZENSHIP OR PLACE OF ORIGIN

                   Organized: State of Delaware
------------------ ----------------------------------------------------------------------------------
NUMBER OF                 6.       SOLE VOTING POWER
SHARES
OWNED BY           -------------- -------------------------------------------------------------------
EACH                      7.       SHARED VOTING POWER
REPORTING
PERSON WITH                        71,781 SHARES
                   -------------- -------------------------------------------------------------------
                          8.       SOLE DISPOSITIVE POWER

                   -------------- -------------------------------------------------------------------
                          9.       SHARED DISPOSITIVE POWER

                                   71,781 SHARES

------------------ -------------- -------------------------------------------------------------------

       10.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                   71,781 SHARES
------------------ ----------------------------------------------------------------------------------

       11.         DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                   NO
------------------ ----------------------------------------------------------------------------------

       12.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                   5.18%
------------------ ----------------------------------------------------------------------------------

       13.         TYPE OF REPORTING PERSON

                   PN
------------------ ----------------------------------------------------------------------------------



Page 2 of 14 Pages

------------------------------------------ ----------------------------------------------------------
CUSIP NUMBER 55265N103                          PAGE    3     OF    14    PAGES
                                                     --------    --------
------------------------------------------ ----------------------------------------------------------
       1.          NAME OF REPORTING PERSON / S.S. OR I.R.S. IDENTIFICATION OF ABOVE
                   PERSON

                   Hovde Capital, Inc. / 52-1891904
------------------ ----------------------------------------------------------------------------------

       2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)
                                                                                           -------
                                                                                        (b)
                                                                                           -------
------------------ ----------------------------------------------------------------------------------

       3.          SOURCE OF FUNDS

                   AF
------------------ ----------------------------------------------------------------------------------

       4.          IS DISCLOSURE OF LEGAL PROCEEDING REQUIRED PURSUANT TO ITEMS
                   2(d) AND 2(e)?

                   NO
------------------ ----------------------------------------------------------------------------------

       5.          CITIZENSHIP OR PLACE OF ORIGIN

                   Organized: State of Delaware
------------------ ----------------------------------------------------------------------------------
NUMBER OF                 6.       SOLE VOTING POWER
SHARES
OWNED BY           -------------- -------------------------------------------------------------------
EACH                      7.       SHARED VOTING POWER
REPORTING
PERSON WITH                        71,781 SHARES
                   -------------- -------------------------------------------------------------------
                          8.       SOLE DISPOSITIVE POWER

                   -------------- -------------------------------------------------------------------
                          9.       SHARED DISPOSITIVE POWER

                                   71,781 SHARES

------------------ -------------- -------------------------------------------------------------------

       10.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                   71,781 SHARES
------------------ ----------------------------------------------------------------------------------

       11.         DOES THE AGGREGATE AMOUNT IN BOX 10 EXCLUDE CERTAIN SHARES?

                   NO
------------------ ----------------------------------------------------------------------------------

       12.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

                   5.18%
------------------ ----------------------------------------------------------------------------------

       13.         TYPE OF REPORTING PERSON

                   CO
------------------ ----------------------------------------------------------------------------------



Page 3 of 14 Pages

ITEM 1. SECURITY AND BANK

The class of security to which this statement relates is the Common Stock, no par value per share (the "Shares"), of MCB Financial Corporation (the "Company"). The address of the principal executive offices of the Company is 1248 Fifth Avenue, San Rafael, California 94901.

ITEM 2. IDENTITY AND BACKGROUND

       The persons filing this statement are Financial Institution Partners, L.P. (the "Limited Partnership") and Hovde Capital, Inc., (the "General Partner"), who are collectively referred to herein as the "Reporting Persons." The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial institutions. The General Partner, a Delaware corporation, is the general partner of the Limited Partnership.

       Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and office for the Limited Partnership and the General Partner, as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the General Partner. The General Partner controls the Limited Partnership.

       None of the Reporting Persons or executive officers, directors or controlling persons of the General Partner have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

       The Reporting Persons do not believe that they constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. Nevertheless, the Reporting Persons are making this filing because of the possibility that they may be deemed a group, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group. Neither the making of this filing nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in Schedule 2 attached hereto and incorporated herein by reference.


ITEM 4.  PURPOSE OF TRANSACTION


Page 4 of 14 Pages

       The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

       (a) Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its/his Shares.

       (b) None.

       (c) None.

       (d) None.

       (e) None.

       (f) None.

       (g) None.

       (h) None.

       (i) None.

       (j) None.


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

       (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of September 9, 1998, information relating to the aggregate number of Shares of the Company and the percentage of the outstanding Shares of the Company as of such date (based upon information provided by the Company, there are 1,384,553 Shares outstanding as of that date) as to each of the Reporting Persons.

       (c) Schedule 4 hereto, which is incorporated by reference herein, describes, as of September 9, 1998, transactions in the Shares effected during the past sixty (60) days by the Reporting Persons.

       (d) None.

       (e) Not applicable.

       Each of the Reporting Persons disclaims beneficial ownership of Shares beneficially owned by any of the other Reporting Persons.


Page 5 of 14 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

       None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A-    Consent Agreement pursuant to 17 C.F.R. Section 13d-1(f)(1)







Page 6 of 14 Pages

Signatures


       After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                                   FINANCIAL INSTITUTION PARTNERS, L.P., by its General Partner, HOVDE CAPITAL, INC.

                                   By:       /s/  Eric D. Hovde
                                         ----------------------------------
                                         Eric D. Hovde
                                   Its:  President


                                   HOVDE CAPITAL, INC.

                                   By:      /s/  Eric D. Hovde
                                         ---------------------------------
                                         Eric D. Hovde
                                   Its:  President


Dated:    9/9/98
      -------------




Page 7 of 14 Pages

                                   SCHEDULE 1

INFORMATION RELATING TO REPORTING PERSONS

                                           PRINCIPAL BUSINESS AND
                                           ADDRESS OF PRINCIPAL BUSINESS
            NAME                           OR PRINCIPAL OFFICE
            ----                           -----------------------------
Financial Institution Partners, L.P.       Limited partnership formed to make
                                           investments primarily in equity
                                           securities of financial institutions.
                                           1629 Colonial Parkway
                                           Inverness, Illinois 60067
                                           Organized: State of Delaware

Hovde Capital, Inc.                        Corporation formed to serve as the
                                           general partner of the Limited
                                           Partnership.
                                           1629 Colonial Parkway
                                           Inverness, Illinois 60067
                                           Incorporated: State of Delaware



Page 8 of 14 Pages

INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING PERSONS

    NAME                                   PRINCIPAL OCCUPATION
  ADDRESS                                    BUSINESS ADDRESS                        CITIZENSHIP
------------------------------------------------------------------------------------------------
Steven D. Hovde                          Investment banker                               U.S.
1629 Colonial Parkway                    Hovde Financial, Inc.
Inverness, Illinois 60067                1629 Colonial Parkway
                                         Inverness, Illinois 60067
                                         Investment banking firm

Eric D. Hovde                            Investment banker                               U.S.
1826 Jefferson Place, N.W.               Hovde Financial, Inc.
Washington, D.C.  20036                  1826 Jefferson Place, N.W.
                                         Washington, D.C.  20036
                                         Investment banking firm

Braddock J. LaGrua                       Investment banker                               U.S.
1826 Jefferson Place, N.W.               Hovde Financial, Inc.
Washington, D.C.  20036                  1826 Jefferson Place, N.W.
                                         Washington, D.C.  20036
                                         Investment banking firm






Page 9 of 14 Pages

                                   SCHEDULE 2

       The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.


                                          AMOUNT
                                          ORIGINALLY
                     TOTAL                FINANCED/            SOURCE OF
NAME                 CONSIDERATION        CURRENT BALANCE      FUNDS*
-------------------------------------------------------------------------------
Financial            $423,900.00          $211,950.00/         Working Capital/
Institution                               $211,950.00          Line of Credit
Partners, L.P.

Hovde Capital,       $423,900.00          $211,950.00/         Working Capital/
Inc.                                      $211,950.00          Line of Credit
                                                               of Affiliate






---------------------------

* $198,450.00 was financed through a line of credit with NationsBanc Montgomery Securities at Federal Funds rate +5/8; $13,500.00 was financed through a line of credit with Harris Bank at Federal Funds rate +5/8.










Page 10 of 14 Pages

                                   SCHEDULE 3

       The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                              APPROXIMATE
NAME                               NUMBER OF SHARES           PERCENTAGE
----                               ----------------           ----------
Financial Institution              71,781                     5.18%
Partners, L.P.

Hovde Capital, Inc.                71,781                     5.18%










Page 11 of 14 Pages

                                   SCHEDULE 4

Description of Transactions in Shares Effected within 60 Days

The Reporting Persons effected the following transactions in the Shares within sixty (60) days of September 9, 1998:

--------------------------------------------------------------------------------------------------
                        Transaction     Number of      Transaction     Transaction     Broker
                        Date            Shares         Price           Type
--------------------------------------------------------------------------------------------------
Financial               9/4/98          47,100           $9.00          Buy            NationsBanc
Institution                                                                            Montgomery
Partners, L.P.                                                                         Securities
                        --------------------------------------------------------------------------
                        7/29/98          6,750          $11.458         Buy            Black and
                                                                                       Co.
                        --------------------------------------------------------------------------
                        7/22/98          3,750          $12.083         Buy            Black and
                                                                                       Co.
--------------------------------------------------------------------------------------------------








Page 12 of 14 Pages

                                 EXHIBIT INDEX

                                                                            Page

Exhibit A   Consent Agreement to 17 C.F.R. Section 13d-1(f)(1)               14









Page 13 of 14 Pages